PERFECT FRY COMPANY ®

PERFECT FRY CORPORATION

First Quarter Ended January 31, 2004


PERFECT FRY COMPANY

CORPORATE PROFILE

Perfect Fry Corporation is a publicly-traded company headquartered in Calgary, Alberta, Canada. Its common shares are listed for trading on the TSX Venture Exchange under the symbol PNM.

Founded in 1985, the Company manufactures and markets state-of-the-art counter-top deep fryers, accessories and other peripherals. Perfect Fry's markets now extend around the world and encompass the fast-food retail industry specializing in popular, tasty deep fried foods at snack bars, food kiosks, sport & recreation outlets, concession stands and convenience stores.

The Perfect Fryer is highly efficient, compact and requires no external ventilation systems. It incorporates the most advanced built-in air filtration and fire prevention systems available in the industry. Sales of the Perfect Fryer and its complementary products continue to grow rapidly in North and South America, Europe, Australia, Asia, and the Middle East.

The two key drivers of Perfect Fry's continuing successful market penetration are its growing international network of independent distributors and dealers, and the support they receive from the Company's innovative and continuously enriched marketing and sales promotion infrastructure.

Perfect Fry offers investors these attractive ingredients for equity growth:

- An effective and experienced management team dedicated to growing the Company and building value
- A creative and multi-discipline team of employees who are encouraged to 'think outside the box'
- A strong financial structure: ready access to capital to finance growth, high credit rating, little debt, and sophisticated financial reporting and inventory tracking systems
- A commitment to customer service that is second to none in the industry
- State-of-the-art products serving a strong consumer demand – patented and continuously updated by research and development
- A rapidly expanding distribution network supported by a strong marketing and sales infrastructure, food-industry alliances and incentive programs
- A production, marketing and distribution infrastructure that is continuously expanding a profitable niche in the global fast food industry
- Recognition of Perfect Fry's product leadership and corporate integrity which have resulted in the Company becoming an advisor to government on product standards and testing requirements.

HIGHLIGHTS

- Record first quarter revenue
- The Company completes relocation to new premises.

STOCK EXCHANGE LISTING

Perfect Fry Corporation, symbol PNM, is listed on the TSX Venture Exchange.
USA 12G3-2 (b) Exemption Number 82-1609.

Letter from the Chairman and President

The first quarter of Fiscal 2004 was a very eventful three months for Perfect Fry.

The Company took possession of the new premises at 9298 Horton Road SW on December 1, 2003. We wish to express our deep appreciation to the employees of Perfect Fry for handling so very well the preparations for the Company's relocation to its new headquarters and manufacturing facility.

A price increase in the U.S., scheduled to take effect February 1, 2004, was announced during the first quarter. This announcement created a surge in orders from our U.S. distributors wanting to purchase at the old price. The result was record first quarter revenues of $966,946 and the highest first quarter net earnings since Fiscal 1997 of $73,794. We believe that sales for the upcoming second quarter will be adversely affected, as many of the orders may otherwise not have been placed until after February 1 if the price increase had not been coming into effect. Given this situation, we anticipate six month revenues and net earnings will be in line with the historical figures.

Considerable effort has been put forth over Fiscal 2003 and this quarter to diversify the revenue stream of the Company through research and development of potential additional equipment. A new member of the Perfect Fry line of equipment was created late in Fiscal 2003, and sales in this first quarter continue to be encouraging. This new CE model fryer, designed specifically to address the requirements of offshore international markets, has already peaked interest in new markets such as Norway, Belgium and Japan.

Another product, expected to be in production during Fiscal 2004, is a compact, heated display merchandiser that keeps cooked food hot and fresh, and can be adapted for either counter service or self-serve applications. The two-layer display case is designed to complement the Company's popular Perfect Fryer.

The deferred pay programs such as the Distributor Rent to Own Finance program continue to be a success. The primary goal of these programs is to give potential customers the opportunity to see just how the fryer works and what benefits it can bring to their businesses. This goal is being achieved.

Exemplary customer service remains one of the Company's foremost priorities. Employees continue to receive feedback from distributors and end users about how much they appreciate all the Company does, from getting equipment and parts delivered on time, to the efficient manner in which sales, technical and regulatory information can be provided.

Perfect Fry's team of dedicated employees, management and directors look forward to meeting the challenges and opportunities that lie ahead. We look to the remainder of the year with considerable enthusiasm.

On behalf of the Board,

Jack Senior
Chairman

Gary Calderwood
President and CEO

March 15, 2004

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements of the Company for the three months ended January 31, 2004 and the audited consolidated financial statements of the Company for the fiscal year ended October 31, 2003. All figures are expressed in Canadian dollars.

Founded in 1985, the Company manufactures and markets state-of-the-art counter-top deep fryers, accessories and other peripherals. Perfect Fry's markets now extend around the world and encompass the fast-food retail industry specializing in popular, tasty deep fried foods at snack bars, food kiosks, sport & recreation outlets, concession stands and convenience stores.

The Perfect Fryer is highly efficient, compact and requires no external ventilation systems. It incorporates the most advanced built-in air filtration and fire prevention systems available in the industry. Sales of the Perfect Fryer and its complementary products continue to grow rapidly in North and South America, Europe, Australia, Asia, and the Middle East.

REVENUE

Revenue for the first quarter was $966,946, exceeding record first quarter revenues achieved in the first quarter of 2003 of $733,768. Strongest growth by market sector was in the International markets, where revenue increased by 90.8% to $51,481 from $4,709 in the first quarter of Fiscal 2003. The new CE model fryer introduced in late Fiscal 2003 has been warmly received, and continues to peak interest in new markets such as Norway, Belgium, and Japan.

Our strongest market, the U.S., achieved a 32.9% increase in sales revenue in the first quarter of Fiscal 2004 over the same period in Fiscal 2003. We believe this increase is the result of two factors. Firstly, a price increase in the U.S., scheduled to take effect February 1, 2004, was announced during the first quarter. This announcement created a surge in orders from our U.S. distributors wanting to purchase at the old price. The result was record first quarter revenues of $966,946 and the highest first quarter net earnings since Fiscal 1997 of $73,794. We believe that sales for the upcoming second quarter will be adversely affected, as many of the orders may otherwise not have been placed until after February 1 if the price increase had not been coming into effect. Given this situation, we anticipate six month revenues and net earnings will be in line with the historical.

Secondly, more distributors are taking part in deferred pay programs such as the Distributor Rent to Own Finance program, designed to encourage distributors to maintain a rental fleet of fryers to offer to potential buyers. While that means that more receivables are longer-term in nature than the standard policy of Net 30 days, the vast majority is due within the next 12 months, and only a modest $7,509 is due after that time. In addition, only credit-qualified distributors may take part in the deferred pay programs, enabling the Company to manage the credit risk. The foreign exchange translation risk associated with extended payment terms in U.S. dollars to U.S. customers is managed by partial "natural hedge", as many of its U.S.-based expenses are also in U.S. dollars. However, related to this is that over the first three months of Fiscal 2004, as the Canadian dollar has weakened against the U.S. dollar, and there has been a foreign exchange gain of $14,610 recorded.

Canadian sales revenues have not performed as well in the first quarter, declining 68.6% from $199,185 in Fiscal 2004 to $118,139. Management does not attribute this decline to any specific factors, and in fact remains optimistic about opportunities in the Canadian market. It was in January 2003 that the Distributor Rent to Own Finance program was tested in Canada with promising results, and feedback from distributors indicates that this is a valuable program. We continue to work closely with the distributors, monitor results and make adjustments where necessary.

EXPENSES

Operating expenses for the quarter increased to $847,348 compared with $678,455 for the quarter the previous year, primarily due to the increased selling activities causing costs of selling to increase. Insurance premiums, as experienced by many companies, have also increased.

MANAGEMENT DISCUSSION AND ANALYSIS (CONTD)

There was a decrease in US Marketing Initiatives, reflective of the difference in exchange rates between January 2003 and January 2004. There has been an increase in the amount of quantity and freight discounts given to distributors, as there were more qualifying orders placed during the quarter, again relating to the increased sales activity.

This January, we completed the relocation to the new headquarters and manufacturing facility at 9298 Horton Road SW. The move was extremely well prepared for and was executed very smoothly, however, there were additional one-time expenses incurred as a result of this relocation. It is a testament to the organization and commitment of our employees that the while the move was happening, we were experiencing one of the busy months in terms of sales in the Company's history.

NET EARNINGS

Net earnings for the first quarter for Fiscal 2004 were $73,794 compared with $6,523 in the same period of Fiscal 2003. This was not, however, record net earnings, which occurred during Fiscal 1996 when net earnings were $148,025 from $518,393 of revenue. The reason for this is that during Fiscal 1996, the Company was producing the Model 686 fryer and selling to primarily one customer. Soon after that, regulations evolved – and so did Perfect Fry evolve to meet the challenge. The Model PFC fryer was designed to meet the new sets of stringent guidelines and so was far more complex and flexible than the Model 686. In addition, the distributor network was significantly expanded. Simply put, in Fiscal 1996, our costs of doing business were less than they are today.

On the other hand, today we produce two models of fryers, will begin production of the counter-top merchandiser early in the second quarter, and have plans to introduce at least one other product within the next year.

Operating margins increased to $119,598 compared with $55,313 the previous year. As such, the operating margin (Revenues less Operating Expenses) as a percentage of Revenues rose, 12.37% in the first quarter of Fiscal 2004 compared with 7.54% in the same period of Fiscal 2003.

LIQUIDITY AND CAPITAL RESOURCES

After retiring all of its debt and achieving a net increase in cash flow of $553,998 during Fiscal 2002, Perfect Fry was in a position to acquire a building in Calgary to house the Company's head office and manufacturing facilities. Relocation to this new facility was completed during this quarter. The mortgage on the property of $787,305, of which $26,306 is current, is the Company's only long-term debt. The Company's liquidity position as measured by the current ratio (current assets divided by current liabilities) has decreased from 4.8 at October 31, 2003 to 3.2.

Perfect Fry has in place an operating bank credit facility of $600,000. Contributing to the need to once again utilize this capital resource was the increased accounts receivable, the result of the deferred pay programs offered to the distributors. As discussed above, the deferred pay programs are offered only to credit-qualified distributors, helping to offset credit risk associated with collectability of longer-term receivables. It is fully expected that operating cash flows will amply support future growth and capital expenditures of the Company.

The inventory level of $837,703 at the end of Fiscal 2003 represents a comfortable and efficient inventory level for the Company. This level decreased to $700,561 over the first quarter of Fiscal 2004, the result of a short suspension in production during the relocation in January, combined with greater than anticipated sales at the same time. As such, it is anticipated that inventory levels will increase to match future revenue expectations. Accounts payable and accrued liabilities, increasing from $300,620 at the end of Fiscal 2003 to $314,337 at the end of the first quarter of Fiscal 2004, is consistent with levels of prior years. We look forward to continuing to increase efficiency and cost savings by taking advantage of early payment discounts where possible.

MANAGEMENT DISCUSSION AND ANALYSIS (CONTD)

OUTLOOK

Now situated in its new home, Perfect Fry is poised and ready to take on the challenges and take advantage of the opportunities that lay ahead. The Company now has in place a marketing and sales infrastructure that will support the growth plan the Company has been developing for several years. Management believes its marketing and sales infrastructure, its plan for growth, its commitment to exemplary customer service, and the employee and management team in place all position the Company to capitalize on sales opportunities around the globe.

Our research shows us that the majority of Perfect Fry owners purchased after seeing the fryer in operation. We will continue to develop and fine-tune the ways in which more potential buyers have opportunity to see and use the fryer for themselves.

The Company's investments in research and development continue to generate improvements that advance the Company's product and quality leadership and new product development. While these investments are long term in nature, management believes they are essential to enhancing the value of the Company. In addition to current product enhancement, another R&D (research and development) priority has been to further diversify Perfect Fry's revenue by developing new products and accessories that complement the Company's line of Perfect Fryers.

The new CE model fryer continues to peak interest in new and exciting international markets. Early sales results are encouraging, as these markets were already anticipating this product as a result of sales promotion work undertaken by the Company primarily through trade shows during Fiscal 2003. A marketing tour is planned for the second quarter of Fiscal 2004, and will include trade shows and presentations in Japan, Korea, Singapore, and Kuala Lumpur.

A third product, a counter-top merchandiser, is expected to begin production later in the year. This compact, heated display merchandiser keeps cooked food hot and fresh, and can be adapted for either counter service or self-serve applications. The two-layer display case is designed to complement the Company's popular Perfect Fryer.

FORWARD LOOKING STATEMENTS

Certain comments in this Management's Discussion and Analysis and elsewhere in this report of Perfect Fry Corporation contain forward looking statements which are based on the Company's current expectations and assumptions. These are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, but may not be limited to, general business and economic conditions and competitive actions.

PERFECT FRY CORPORATION
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

ASSETS

	3 Months ended Jan 31, 2004 $	Year Ended Oct 31, 2003 $
CURRENT		
Cash and cash equivalents	-	35,651
Accounts receivable (Note 2)	1,097,729	688,582
Inventories (Note 3)	700,561	837,703
Prepaid expenses	10,190	11,851
	1,808,480	1,573,787
ACCOUNTS RECEIVABLE, *non-current* (Note 2)	7,509	18,521
PROPERTY, PLANT AND EQUIPMENT (Note 4)	1,366,892	1,307,917
DEFERRED PRODUCT DEVELOPMENT COSTS (Note 5)	821,358	803,558
	4,004,239	3,703,783

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Bank indebtedness (Note 6)	218,698	-
Accounts payable and accrued liabilities	314,337	300,620
Current portion of long term debt (Note 7)	26,306	27,235
	559,341	327,855
LONG TERM DEBT (Note 7)	760,999	765,823
SHAREHOLDERS' EQUITY		
Share capital (Note 8)	1,461,471	1,461,471
Retained earnings	1,222,428	1,148,634
	2,683,899	2,610,105
	4,004,239	3,703,783

Commitment (Note 8)

ON BEHALF OF THE BOARD:

Director

Director

PLEASE SEE NOTES

PERFECT FRY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (UNAUDITED)

	3 Months ended Jan 31, 2004 $	3 Months ended Jan 31, 2003 $
REVENUE	966,946	733,768
OPERATING EXPENSES		
Cost of goods, selling and administration	768,754	583,224
US marketing initiatives	78,594	95,231
Total operating expenses	847,348	678,455
NON-OPERATING EXPENSES		
Interest		
Long term debt	10,708	-
Other	4,341	63
Amortization		
Property, plant and equipment	27,365	18,000
Deferred product development costs	18,000	27,000
Foreign exchange loss (gain)	(14,610)	3,727
Total non-operating expenses	45,804	48,790
	893,152	727,245
NET EARNINGS	73,794	6,523
RETAINED EARNINGS, beginning of year	1,148,634	824,316
RETAINED EARNINGS, January 31	1,222,428	830,839
EARNINGS PER SHARE (Basic and Diluted – Note 8)	0.00	0.00

PLEASE SEE NOTES

PERFECT FRY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	3 Months ended Jan 31, 2004 $	3 Months ended Jan 31, 2003 $
CASH PROVIDED BY (USED IN):		
OPERATIONS		
Net earnings (loss)	73,794	6,523
Items not affecting cash		
Amortization of property, plant and equipment	27,365	18,000
Amortization of deferred product development costs	18,000	27,000
	45,365	45,000
Changes in non-cash working capital		
Accounts receivable	(398,134)	(78,909)
Inventory	137,142	(63,469)
Prepaid expenses	1,660	(8,573)
Accounts payable and accrued liabilities	13,717	87,659
	(245,615)	(63,292)
	(126,456)	(11,769)
INVESTING		
Additions to property, plant and equipment	(86,340)	(1,122,507)
Additions to deferred product development costs	(35,800)	(25,050)
	(122,140)	(1,147,557)
FINANCING		
Proceeds from long term debt	-	806,250
Repayment of long term debt	(5,753)	-
	(5,753)	806,250
INCREASE (DECREASE) IN CASH POSITION	(254,349)	(353,076)
CASH (BANK INDEBTEDNESS), beginning of period	35,651	288,068
CASH (BANK INDEBTEDNESS), end of period	(218,698)	(65,008)
Note:		
Interest paid	15,049	63
Income taxes paid	-	-

PLEASE SEE NOTES

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE MONTHS ENDED JANUARY 31, 2004

1. **SIGNIFICANT ACCOUNTING POLICIES**

Basis of presentation

These consolidated financial statements include the accounts of the Company and those of it's two subsidiary companies (Perfect Fry Company Ltd. and Perfect Fry Holdings Ltd.), both of which are wholly-owned.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash and short term market investments with original maturities less than three months.

Inventories

Inventories are recorded at the lower of cost and net realizable value. Cost is determined using the weighted average method and includes material, direct labour and overhead.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Amortization is provided as follows:

Building	4% declining balance method
Office and equipment	20% to 30% declining balance method
Leasehold improvements	Straight-line over the term of the lease

Annually, or more frequently as circumstances require, the Company performs evaluations to assess the recoverability of all property, plant and equipment.

Deferred Product Development Costs

Product development costs are expensed to operations unless they meet specific criteria related to technical, market and financial feasibility, in which case they are deferred and amortized on a straight-line basis over ten years or over estimated units of sale. Research costs are expensed as incurred.

The value of the residual unamortized balance of deferred product development costs is assessed at least annually with reference to the related projected undiscounted cash flows.

Income Taxes

The Company ultilizes the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings per share

Basic and diluted earnings per share are calculated using the weighted average number of common shares outstanding during the year.

1. **SIGNIFICANT ACCOUNTING POLICIES (CONTD.)**

Measurement uncertainty

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue, costs and expenses during the reporting period. In the consolidated financial statements of the Company, the most significant areas for which management is required to make estimates in the near term is in the assessment of the net realizable value of accounts receivables and inventories, the net recoverable value of property, plant and equipment and deferred product development costs and the assessment of the likely realization of future tax assets. Actual amounts could differ from those estimates.

Stock-based Compensation

The Company has one compensation plan as described in Note 8. No compensation expense was recognized for this stock option plan when the options were issued to employees and directors. Any consideration paid by employees and directors on the exercise of stock options is credited to share capital.

Foreign Exchange

Foreign currency transactions are translated into Canadian dollars using the average rate for the month in which the transaction occurred. Balance Sheet monetary items are translated at the rate at the balance sheet date. All translation gains and losses are included in the determination of net earnings.

Basis of Revenue Recognition

Revenue is derived from the sale and service of the Company's patented counter-top deep fryers, filters, parts and accessories. Sales are recorded on ship date, and are made to approved distributors under terms of FOB factory, with payment terms ranging from 1 month to 24 months. Service revenue is recorded at the time the service is provided. Additional revenue is derived from the rental of excess building capacity and is categorized as other income (see Note 10).

Reclassification

Certain of the prior year amounts have been reclassified to conform with current year presentation.

2. ***ACCOUNTS RECEIVABLE***

During the year, a deferred payment program was instituted for certain credit-qualified customers where payments are received in equal monthly payments over 12 months in the US and over 24 months in Canada.

	Jan 31 2004 $	Oct 31 2003 $
Accounts receivable due within 12 months	1,098,728	688,582
Accounts receivable due within 12 to 24 months	7,509	18,521
	1,106,237	707,103

PERFECT FRY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE MONTHS ENDED JANUARY 31, 2004

3. INVENTORIES

	Jan 31 2004 $	Oct 31 2003 $
Finished goods	325,760	482,658
Parts	374,801	355,045
	700,561	837,703

4. PROPERTY, PLANT AND EQUIPMENT

	January 31, 2004		
	Cost $	Accumulated Amortization $	Net Book Value $
Land	400,000	-	400,000
Building	768,787	14,067	754,720
Office and equipment	557,693	345,521	212,172
Leasehold improvements	42,486	42,486	-
	1,768,966	402,074	1,366,892

	October 31, 2003		
	Cost $	Accumulated Amortization $	Net Book Value $
Land	400,000	-	400,000
Building	703,355	14,067	689,288
Office and equipment	536,785	327,521	209,264
Leasehold improvements	42,486	33,121	9,365
	1,682,626	374,709	1,307,917

5. DEFERRED PRODUCT DEVELOPMENT COSTS

	Jan 31 2004 $	Oct 31 2003 $
Deferred product development costs	1,906,608	1,870,808
Accumulated amortization	1,085,250	1,067,250
	821,358	803,558

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE MONTHS ENDED JANUARY 31, 2004

6. **BANK INDEBTEDNESS**

The Company has access to a bank operating credit facility of $600,000. Advances under this facility bear interest at prime plus .75% and are secured by all assets of the business

7. **LONG TERM DEBT**

The mortgage payable is to the Community Credit Union and is amortized over a 20 year term. It is repayable in monthly amounts of $5,487 which includes interest at 5.43%. Subsequent to the yearend, the mortgage was renewed for a one year term, maturing March 1, 2005, repayable in monthly amounts of $5,070 which includes interest at 4.43%. The mortgage is secured by the land and building (Note 4), an *assignment of rents, a general security agreement over all other assets and an assignment of insurance.*

	Jan 31, 2004 $	Jan 31, 2003 $
Mortgage payable	787,305	806,250
Less: current portion	*(26,306)*	*(19,175)*
Long term debt	760,999	787,075

Principal repayments on the mortgage as follows:

	$
2005	26,306
2006	27,792
2007	29,048
2008	30,362
2009	31,734
2010 and thereafter	642,063
	787,305

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE MONTHS ENDED JANUARY 31, 2004

8. **SHARE CAPITAL**

Authorized

Unlimited number of preferred and common shares.

Issued and Outstanding

	Jan 31 2004	Jan 31 2004	Jan 31 2003	Jan 31 2003
Issued and Outstanding at beginning of year	9,788,656	$1,461,471	9,788,656	$1,461,471
Issued during the year	-	-	-	-
Issued and Outstanding at end of year	9,788,656	$1,461,471	9,788,656	$1,461,471

Earnings per share

Options to purchase 370,000 common shares were outstanding during the year but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. The options were still outstanding at January 31, 2004.

For the 3 months ended Jan 31	*Income (numerator)* 2004	2003	*Shares (denominator)* 2004	2003	*Per share amount* 2004	2003
Basic earnings per share	73,794	6,523	9,788,656	9,788,656	$0.00	$0.00
Diluted earnings per share	73,794	6,523	9,788,656	9,788,656	$0.00	$0.00

Options

Under the stock option plan of the Company, options may be granted to directors, officers and employees for the purchase of common shares. The following options have been granted, pursuant to the stock option plan. Of the options outstanding, 215,000 were issued to directors and officers of the Company.

Options	Options Issued and Outstanding Jan 31, 2004	Oct 31, 2003	Weighted Average Exercise Price Jan 31, 2004	Oct 31, 2003
Outstanding at beginning of year	370,000	370,000	$ .30	$ .30
Options forfeited	-	-	-	-
Options exercised	-	-	-	-
Outstanding at end of year	370,000	370,000	.30	.30
Options exercisable at year-end		370,000		
Options held by directors and officers		215,000		

Exercise Price	Options Outstanding: Number Outstanding at Jan. 31/04	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Options Exercisable: Number Exercisable at Jan. 31/03	Weighted Average Exercise Price
$0.30	370,000	0.42	$0.30	370,000	$0.30

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE MONTHS ENDED JANUARY 31, 2004

9. **SALES**

The Company's operations are conducted in one business segment however, the products and services are sold in a number of very different geographic markets. A summary of the Company's revenue by geographic area follows:

Revenue for the three months ended January 31	**2004**	**2003**
Sales and service		
USA	783,103	$525,340
Canada	118,139	199,185
International	51,481	4,709
	952,723	729,234
Other income	14,223	4,534
	$966,946	$733,768

10. **FINANCIAL INSTRUMENTS**

Financial instruments of the Company include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long term debt.

Fair Values- The fair values of current financial instruments are established to approximate their carrying values due to their short term maturities. The fair values of non current financial instruments are estimated using discounted cash flow analysis based on the Company's current borrowing rates. There is no material difference between the carrying value and the fair value for long term accounts receivable or long term debt.

Credit Risk- *All credit risk is within the food service industry and is spread among many customers in many* countries. The Company performs ongoing credit evaluations of the customers and maintains allowances for potential credit losses which, when realized, have been within the range of management expectation.

Foreign Exchange Risk- The Company earns a significant portion (62% in 2003, 66% in 2002) of its operating revenues in US dollars and as such, variations in exchange rates effect the Company's operating and financial results. The Company does not use derivative instruments.

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
YEARS ENDED OCTOBER 31, 2003 AND 2002

11. INCOME TAXES

The provision for income taxes differs from that which would be expected by applying statutory rates. A reconciliation of the differences is as follows:

	2003 $	2002 $
Net earnings	324,318	366,786
Combined Federal and Provincial income tax rate	36.75%	39.25%
Computed income tax provision	119,186	143,780
Increase (decrease) resulting from		
Change in valuation allowance (including rate changes)	(121,875)	(154,620)
Non-deductible amortization and expenses	8,250	8,156
Other	(5,561)	2,684
Net provision for income taxes	-	-

The Company has non-capital losses for income tax purposes which may be carried forward to reduce taxable income in future years (subject to confirmation by income tax authorities). The losses expire as follows:

	2003 $	2002 $
2005	104,500	104,500
2007	-	60,500
2008	66,000	67,000
2009	9,500	9,500
2010	10,000	-
	190,000	241,500

Significant components of the Company's future tax assets as of October 31, 2003 at 36.75% and 2002 at 39.25% are as follows:

	2003 $	2002 $
Operating losses carried forward	70,000	94,500
Tax values of assets in excess of accounting values	521,000	708,000
Capital losses carried forward	156,000	167,000
Investment tax credits carried forward	171,000	128,500
Total future tax assets	918,000	1,098,000
Valuation allowance	(918,000)	(1,098,000)
Net future tax assets	-	-

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Jack F. Senior, Chairman
President,
Speedi Gourmet Ltd.
Vancouver, BC

Gary G. Calderwood
President and CEO,
Perfect Fry Corporation
Calgary, AB

Gordon Sigurdson
President,
Harlan Fairbanks Co Ltd.
Winnipeg, MB

Vic Walls
President,
Border Paving Ltd.
Red Deer, AB

LEGAL COUNSEL

Fraser Milner Casgrain
30th Floor, 237 - 4 Ave SW
Calgary, AB T2P 4X7

OFFICERS

Gary G. Calderwood
President, CEO,
Secretary-Treasurer

Sharon L. Haasdyk
Chief Financial Officer

AUDITORS

Dart Bryant
Chartered Accountants
404 - 13th Avenue NE
Calgary, AB
T2E 1C2

TRANSFER AGENT

Computershare Trust
Company Of Canada
600, 530 8th Ave SW
Calgary, AB
T2P 3S8

INTERNATIONAL HEAD OFFICE

9298 Horton Road SW
Calgary, AB, Canada
T2V 2X4
Telephone: (403) 255-7712
Fax: (403) 255-1725
1-800-265-7711
E-Mail: invest@perfectfry.com
Internet: www.perfectfry.com

INVESTOR RELATIONS

Gary G. Calderwood

STOCK EXCHANGE LISTING

TSX Venture Exchange,
Symbol: PNM

As of January 31, 2004 there were 9,788,648 shares issued and outstanding.


PERFECT FRY COMPANY

PERFECT FRY COMPANY®

NEWS RELEASE

Perfect Fry Reports Second Quarter Results - Unit Sales Increase; International Markets Strengthen

CALGARY (June 29, 2004) - Perfect Fry Corporation reported today that the number of units sold in its strongest market, the United States, increased by 6 percent during the first six months of 2004, and that overseas interest continues to grow in the company's new CE model fryer.

Even with an increase in the number of units sold in the U.S., however, revenues actually decreased over last year, a result of the declining U.S. exchange rate. "Last year's exchange rate for the first six months of the year ranged from 1.45 to 1.58," explains Gary Calderwood, president and CEO. "By contrast, in January of this year the rate was 1.27. Perfect Fry is looking at financial tools that will enable us to have better, and more proactive, control over our financial planning and mitigate our dependency on shifting exchanges rate over which we are powerless. In addition, Perfect Fry's dependency on U.S. dollars decreases as sales in Euros and other foreign currencies increase. The new CE model fryer, for example, continues to pique new interest in overseas market; for the first time ever, Perfect Fry will add Mexico City to its already strong roster of international trade shows.

"Perfect Fry continues to be an industry leader," says Calderwood. "Our products, our commitment to research and development, and our comprehensive marketing plan enable us to sustain the ups and downs of the marketplace and to move forward from a position of strength."

Second Quarter Results 2004 and 2003:
($'000's of dollars, except per share numbers)

	Three Months ended April 30,		Six Months ended April 30,	
	2004	2003	2004	2003
Revenue	$754.3	$1,195.7	$1,721.4	$1,929.5
Earnings	$40.5	$151.3	$114.3	$157.9
Basic Earnings Per Share	$0.00	$0.02	$0.01	$0.02

As at April 30, 2004, the Company had 9,788,656 common shares issued and outstanding.

Perfect Fry manufactures and markets the world's most sophisticated counter-top deep fryer. Its patented air filtration and fire prevention systems, compact design, and quick, clean operation have made the Perfect Fryer a preferred choice among fast food retailers across North America and around the world. The common shares of Perfect Fry are listed for trading under the symbol PNM on the TSX Venture Exchange.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Contact: Sharon Haasdyk
Chief Financial Officer
Phone (403) 255-7712
E-mail: invest@perfectfry.com Web: www.perfectfry.com